                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ____________

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ____________

                                BANKRATE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror)
                                 ____________

                        Options Under Bankrate, Inc.'s
        1997 Equity Compensation Plan and 1999 Equity Compensation Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                            Held by Option Holders
                        (Title of Class of Securities)
                                 ____________

                                   06646V108
               (CUSIP Number of Underlying Class of Securities)
                                 ____________

                                                         copies to:
             Robert J. DeFranco                     David M. Calhoun, Esq.
   Senior Vice President - Chief Financial          Heath D. Linsky, Esq.
                 Officer                       Morris, Manning & Martin, L.L.P.
               Bankrate, Inc.                  1600 Atlanta Financial Center
    11811 U.S. Highway One, Suite 101             3343 Peachtree Road, N.E.
      North Palm Beach, Florida  33408               Atlanta, Georgia 30326
             (561) 630-1230                             (404) 233-7000


  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
________________________________________________________________________________
       Transaction Valuation*                       Amount of Filing Fee
            $4,644,645                                   $928.93
________________________________________________________________________________
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,366,072shares of common stock of Bankrate, Inc. having a weighted average exercise price of $3.40 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid:        Not applicable.
      Form or Registration No.:      Not applicable.
      Filing party:                  Not applicable.
      Date filed:                    Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
________________________________________________________________________________


                            INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange options to purchase shares of our common stock, par value $.01 per share, held by certain employees for new options to purchase shares of our common stock at an exercise price per share equal to the fair market value of one share of our common stock on the date of issuance of the new options upon the terms and subject to the conditions in the Offer to Exchange dated July 3, 2001, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal").

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 1.  Summary Term Sheet

     The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2.  Subject Company Information

     (a)  Name and Address.

     The name of the issuer is Bankrate, Inc., a Florida corporation (the "Company"). The Company's principal executive offices are located at 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408, and its telephone number is (561) 627-7330. The information set forth in the Offer to Exchange under "Information Concerning Bankrate" is incorporated herein by reference.

     (b)  Securities.

     This Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Company's 1997 Equity Compensation Plan, dated July 1997, (the "1997 Plan"), and under the Company's 1999 Equity Compensation Plan, dated March 1999, as amended and restated (the "1999 Plan"), to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), (the "Eligible Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted pursuant to the 1997 Plan and the 1999 Plan, as applicable upon the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal. The offer to exchange as set forth in the Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer." The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

     (a)  Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule A is incorporated herein by reference.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements Involving the Subject Company's Securities

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plan or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options) and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b)  Conditions.

     The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Borrowed Funds.

     Not applicable

ITEM 8.  Interests in Securities of the Subject Company.

     (a)  Securities Ownership.

     Not applicable

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations

     Not applicable

ITEM 10.  Financial Statements.

     (a)  Financial Information

     The information set forth in the Offer to Exchange under Section 9 ("Information About Bankrate"), Section 16 ("Additional Information") and on Schedule B attached to the Offer to Exchange, and on page 31 through 48 of Bankrate's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and on pages 3 through 11 of Bankrate's Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2001, is incorporated herein by reference.

ITEM 11.  Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable


ITEM 12 Exhibits.

(a)(1)(A)      Offer to Exchange dated July 3, 2001.
(a)(1)(B)      Form of Letter of Transmittal.
(a)(1)(C)      Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)      Form of Notice of Withdrawal by Option Holder.
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(F) Bankrate, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001, and incorporated herein by reference.
(a)(1)(G) Bankrate, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 27, 2001, filed with the Securities and Exchange Commission on May 11, 2001, and incorporated herein by reference.
(b)            Not applicable.
(d)(1)         Bankrate, Inc.'s 1997 Equity Compensation Plan, filed as Exhibit
               10.5 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 11, 1999, and incorporated herein by reference.
(d)(2) Bankrate, Inc.'s 1999 Equity Compensation Plan, as amended and restated, filed as Exhibit 10.6 to the Company's S-1 Registration Statement filed with the Securities and Exchange Commission on March 11, 1999, and incorporated herein by reference.
(d)(3)         Form of New Option Agreement related to the 1997 Equity
               Compensation Plan.
(d)(4) Form of New Option Agreement related to the 1999 Equity Compensation Plan, as amended and restated.
(g)            Not applicable.
(h)            Not applicable.

ITEM 13. Information Required by Schedule 13e-3

     Not Applicable
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         Bankrate, Inc.


                                         /s/ Robert J. DeFranco
                                         ---------------------------------------
                                         Robert J. DeFranco
                                         Senior Vice President - Chief Financial
                                         Officer


Date: July 3, 2001
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                               INDEX TO EXHIBITS

Exhibit
Number         Description
________________________________________________________________________________

(a)(1)(A)      Offer to Exchange dated July 3, 2001.
(a)(1)(B)      Form of Letter of Transmittal.
(a)(1)(C)      Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)      Form of Notice of Withdrawal by Option Holder.
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(F) Bankrate, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001, and incorporated herein by reference.
(a)(1)(G) Bankrate, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 11, 2001, and incorporated herein by reference.
(d)(1)         Bankrate, Inc.'s 1997 Equity Compensation Plan, filed as Exhibit
               10.5 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 11, 1999, and incorporated herein by reference.
(d)(2) Bankrate, Inc.'s 1999 Equity Compensation Plan, as amended and restated, filed as Exhibit 10.6 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 11, 1999, and incorporated herein by reference.
(d)(3)         Form of New Option Agreement related to the 1997 Equity
               Compensation Plan.
(d)(4) Form of New Option Agreement related to the 1999 Equity Compensation Plan, as amended and restated.